Exhibit (e)

OCTIX Dividend Reinvestment plan

Under the Fund’s Dividend Reinvestment Plan (the “Plan”), Shareholder with shares of the Fund registered in his or her own name will have all distributions reinvested automatically by Paralel Technologies LLC, which is agent under the Plan (the “Plan Agent”), unless the Shareholder elects to receive cash.

In the case of record Shareholders such as banks, brokers or other nominees that hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount registered in such Shareholder’s name and held for the account of beneficial owners who are to participate in the Plan. Shareholders whose Shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such Shareholders may not be able to transfer their Shares to another bank or broker and continue to participate in the Plan. Investors who own shares registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to investors who do not participate in the Plan will be paid by check mailed directly to the record holder by the Plan Agent, as dividend disbursing agent. A participant in the Plan who wishes to opt out of the Plan and elect to receive distributions in cash should contact the Plan Agent in writing at the address specified below or by calling the telephone number specified below.

Shares received under the Plan will be issued to shareholders at the respective share class NAV on the ex-dividend date; there is no sales or other charge for reinvestment. Although Shares issued pursuant to the Plan will not be subject to any sales load, such shares may be subject to the distribution and/or shareholder servicing fee, as applicable. Shareholders are free to withdraw from the Plan and elect to receive dividends and distributions in cash at any time by giving written notice to the Plan Agent or by contacting their broker or dealer, who will inform the Plan Agent. Any such request must be received by the Plan Agent at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.

The Plan Agent maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account, including information needed by shareholders for personal and tax records.

Participants that request a sale of shares through the Plan Agent will incur brokerage charges in connection with such sales.

The automatic reinvestment of dividends and other distributions will not relieve participants of any income tax that may be payable or required to be withheld on such dividends or distributions.

Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate its Plan as applied to any voluntary cash payments made and any dividend or distribution paid subsequent to written notice of the change sent to the members of the Plan at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Plan Agent on at least 90 days’ prior written notice to the participants in such Plan. All correspondence concerning the Plan should be directed to the Plan Agent at Paralel Technologies LLC, Octagon XAI CLO Income Fund, P.O. Box 2170, Denver, CO 80201.